United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of May, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Audited Fourth Quarter 2010 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: May 2, 2011

IR Contact Information: ir@gruma.com (52) 81 8399-3349
Monterrey, N.L., Mexico, May 2, 2011	www.gruma.com

AUDITED FOURTH-QUARTER 2010 RESULTS

I.- PERFORMANCE OF THE COMPANY IN THE YEAR 2010

In 2010 GRUMA maintained a strong presence in all of its regions and achieved volume growth in each of its core markets, while focusing on improving its financial profile by reducing debt. We are pleased to report that the culmination of these efforts has given the markets confidence in our ability to deliver strong, long-term value to shareholders.

The popularity and advantages of our products resulted in consolidated sales volume growth of 4 percent. We achieved net sales of Ps.46,601 billion and operating income of Ps.2,800 billion. Both figures were less than those reported in 2009, due mainly to the effect of the devaluation of the bolivar in our Venezuelan operations, where Monaca, our principal subsidiary, was expropriated in May 2010. Since then, we have been working toward a favorable resolution for all parties, and we continue to consolidate results because GRUMA still operates this company. We improved the efficiency levels and increased our sales volume during the year.

Through our strategy to strengthen our position as a leader in the global industry in which we participate, during the year we drove innovation through relevant functions of the business and in our 95 plants worldwide, through which we serve 105 different countries. In April 2010 we acquired the leading producer of corn grits in Ukraine, which will strengthen our reach into European markets.

II.- Management Discussion and Analysis of Results of Operations

CONSOLIDATED RESULTS

GRUMA's sales volume increased by 4% to 4,526 thousand metric tons compared with 4,341 thousand metric tons in 2009. This increase was driven mainly by Gruma Corporation, Gruma Venezuela and, to a lesser extent, Molinera de Mexico and GIMSA.

Net sales declined by 8% to Ps.46,601 million compared with Ps.50,489 million in 2009. This was due primarily to the devaluation of the bolivar. Higher sales in GIMSA partially offset that reduction. Sales from non-Mexican operations constituted 67% of consolidated net sales in 2010.

Cost of sales decreased by 6% to Ps.31,131 million compared with Ps.33,100 million in 2009, due primarily to the devaluation of the bolivar, which affected Gruma Venezuela's results. Cost of sales as a percentage of net sales climbed to 66.8% from 65.6% in 2009 due to Gruma Venezuela, Gruma Corporation, and GIMSA.

Selling, general, and administrative expenses (SG&A) decreased by 7% to Ps.12,670 million compared with Ps.13,582 million in 2009, due primarily to Gruma Venezuela in connection with the devaluation of the bolivar. SG&A as a percentage of net sales increased to 27.2% from 26.9% in 2009, driven mainly by Gruma Corporation.

GRUMA's operating income decreased 26% to Ps.2,800 million compared with Ps.3,807 million in 2009 due to Gruma Venezuela in connection with the devaluation of the bolivar, and also to Gruma Corporation. Operating margin fell to 6.0% from 7.5% in 2009, due primarily to Gruma Corporation, Gruma Venezuela, and GIMSA.

Other expense, net, was Ps.718 million compared with Ps.150 million in 2009. The increase resulted from higher expenses related to the process of the expropriation of our operations in Venezuela, and to donations made in connection with natural disasters affecting northern Mexico.

Net comprehensive financing cost was Ps.1,103 million compared with Ps.933 million in 2009. The variation resulted mainly from lower foreign-exchange gains.

GRUMA's equity in earnings of associated companies, net, primarily GFNorte, represented income of Ps.627 million compared with income of Ps.495 million in 2009.

Income taxes decreased by 24% to Ps.839 million compared with Ps.1,108 million in 2009. This reduction was due largely to lower pre-tax income in 2010.

GRUMA's net income was Ps.767 million compared with Ps.2,110 million in 2009. Majority net income was Ps.542 million versus Ps.1,529 million in 2009. Both declines were caused mainly by the devaluation of the bolivar and lower results in Gruma Corporation.

CONSOLIDATED FINANCIAL POSITION
December 2010 versus December 2009

Balance-Sheet Highlights
Total assets as of December 31, 2010, were Ps.39,294 million, a decrease of 11%, driven mainly by lower property, plant, and equipment, net, resulting from the devaluation of the bolivar, and also by lower cash balances in connection with debt reduction.

Total liabilities as of December 31, 2010, were Ps.28,673 million, 11% lower than at the end of 2009, due to the aforementioned debt reduction. In addition, the Mexican peso appreciation contributed to the decrease in total liabilities.

Stockholders' equity as of December 31, 2010, totaled Ps.10,621 million, 10% less than at the end of 2009.

III.- Outlook and beyond:

In 2010, the global economy experienced a weak and uncertain recovery, with policies and results varying by region and some notable successes in Brazil, Russia, India, China (BRIC), and other emerging countries. In short, we faced a complex and still-volatile environment, as well as substantial increases in grain and energy prices. To meet these challenges, we undertook significant efforts to keep our products affordable while maintaining the highest quality products that meet the changing needs of consumers.

We developed innovative processes during the year. For example, we began offering more effective packaging options that allowed us to control costs and maintain moderate prices. And we took new approaches to sales and distribution that improve inventory management and guarantee that our products suit consumers' lifestyles and needs.

We continue developing proprietary innovative technologies to improve efficiencies, contain costs, and align operations with our global environmental objectives. We opened a new state-of-the-art tortilla plant in Panorama City, California, to serve the growing U.S. market. This facility is partially powered by solar energy and has features that reduce water consumption, optimize energy performance and refrigeration, and reduce carbon emissions, among others, merited a LEED Gold certification from the US Green Building Council. This is a significant step in our commitment to more sustainable operations. We are undertaking similar actions with the modernization program in Mexico and in all of the regions in which we participate.

We credit our emphasis on social responsibility with the strengthening of our technology and the nutritional content of our products for low-income populations, as well as extraordinary support for areas affected by severe floods and other climate-change impacts on various countries.

To capitalize on our already-strong position in the food staples sector, we supported the increase of sales volume and consumption with new marketing initiatives that created an emotional bond between consumers and GRUMA brands, for example our prominent support of Mexico's bicentennial celebration. We also continued to introduce value-added products to capture market share around specific consumer trends such as healthy alternatives, new taste experiences, and quick and easy recipes. These products include, among others, several varieties of Maseca brand whole-grain corn flour and a portfolio of flatbreads under the global brand Mission in Europe and Australasia. To increase consumption of our whole-grain tortilla products, we reinvented traditional dishes with new recipes for preparing them as wraps.

We will continue in 2011 to seek new opportunities to bring products to market that inspire and benefit consumers.

GRUMA significantly improved its financial structure and profile throughout the year and at the beginning of 2011. During 2010 we decreased debt by 12 percent compared with December 2009. In February 2011, the company sold its shares in Grupo Financiero Banorte (''GFNorte''), generating net cash proceeds of Ps.9,006 million.

GRUMA applied all of the proceeds of the sale of GFNorte to the payment of debt, which was reduced by approximately 50 percent. We also canceled all of our collateral agreements and financial restrictions and significantly strengthened our debt profile. This restructuring will enable us to obtain more favorable credit terms and explore new expansion opportunities in the global markets.

Thanks to our efforts to reduce our debt, the ratings agencies Fitch and Standard & Poor's upgraded GRUMA's debt ratings in the first quarter of 2011. These upgrades reflect the confidence of the market in our ability to maintain a strong financial structure and capture new strategic opportunities as they arise.

As always, we are very thankful to the millions of people around the world who enjoy our products every day and to our clients, shareholders, Board of Directors, and employees. Your continuing support, in both good times and in times that challenge us, drives us to continue to seek excellence in everything that we do. We hope to reward you year after year.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 102 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 94 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, (''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative and quantitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and the Purposes of the Same.

Gruma has entered into raw materials derivative financial instruments for products such as corn, wheat, natural gas and diesel, and it has also entered into financial instruments such as interest rate swaps and foreign exchange financial instruments (F/X).

Gruma's policies regarding derivative financial instruments generally allow commodity swaps for hedging purposes.

In order to minimize the counterparty solvency risk, Gruma enters into financial derivative instruments only with major national and international financial institutions using the standard International Swaps and Derivatives Association, Inc. (''ISDA'') forms and agreements.

B. Generic Description of Valuation Techniques.

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are measured at a reasonable estimate of their fair market value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are recognized in comprehensive income within stockholders equity, based on an evaluation of such instruments as effective hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at a fair value and the effects of these valuation changes are recognized in the income statement.

The valuation of the foreign exchange derivative financial instruments is performed by the counterparty of these instruments to a reasonable estimate of their market value (mark- to market). Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in Bulletin C-10 ''Derivative Financial Instruments'' (Boletin C-10 ''Instrumentos Financieros Derivados'')1 the results of measuring the financial instruments at a reasonable value are recognized in the results of operations, within net comprehensive financing income.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Requirements Derived from Derivative Financial Instruments.

There are potential liquidity requirements under our derivative financial instruments described in Section E below. Gruma plans to use its available cash flow and other available sources of liquidity to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Identified Risks.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist as an ordinary part of our business. As of December, 31st, 2010, the open positions of these instruments were valued at their fair market value and resulted in a loss of $4,048 thousand pesos, which was applied to the fiscal year results. These financial instruments did not qualify as hedges for accounting purposes. The transactions concluded as of December 31st, 2010 regarding this instruments represented a loss of $145,567 thousand pesos.

Gruma entered into foreign exchange derivative transactions, which as of December of 2010 mainly involved the peso/dollar exchange rate. The reasonable market value of these derivative instruments can decrease or increase in the future, before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global market liquidity, international and local political events, among others.

These foreign exchange derivative financial instruments were valuated to a reasonable estimate of their market value (mark-to-market). As of December 31, 2010 the open positions of these instruments represented an approximately loss of $4,863 thousand pesos. The total loss was reflected in the yearly results. The transactions concluded as of December 31st, 2010 regarding these instruments represented a loss of $21,464 thousand pesos.

The company has complied with all obligations under its derivative financial instruments agreements.

 1) Bulletin C-10 is part of the Mexican General Accepted Accounting Principles.

E. Quantitative Information.

Foreign Exchange Derivative Financial Instruments

Summary of Foreign Exchange Financial Derivative Instruments
As of December 31th, 2010
Amounts in thousands of Pesos

Corn Derivative Financial Instruments:

Summary of Corn Financial Derivative
As of December 31th, 2010
Amounts in thousands of Pesos

The transactions concluded as of December 31st, 2010 regarding these corn derivative financial instruments represented a loss of $162,254 thousand pesos.

II. Sensibility Analysis

Foreign Exchange Derivative Financial Instruments

As of December 31st, 2010, foreign exchange rate derivatives transactions that mainly involve the peso/dollar exchange rate have been entered into. These operations were registered at a reasonable estimate of their market value (mark-to-market).

The reasonable market value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rates can result from changes in economic conditions, tax and monetary policies, volatile conditions, global market liquidity, international and local political events.

According to our position as of December 31st, 2010, a hypothetical 10 percent loss of the peso against the dollar would result in an additional adverse effect of $52,872 thousand pesos on the Company's income statement. This sensibility analysis is based on the underlying assets values developed by the counterpart as of December 31st, 2010, which include effects on the exchange rate, time and volatile condition variables.

Sensibility Analysis
Regarding the Position in Foreign Exchange Derivative Financial Instruments
As of December 31, 2010
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in thousands of pesos